FEDERATED TOTAL RETURN SERIES, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 10, 2019

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED TOTAL RETURN SERIES, INC. (the “Registrant”)

Federated Ultrashort Bond Fund

Class A Shares

Institutional Shares

Service Shares

Class R6 Shares

(the “Fund”)

1933 Act File No. 33-50773

1940 Act File No. 811-7115

Dear Mr. Orlic:

The Registrant is filing this correspondence in response to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on May 1, 2019 with respect to its Post-Effective Amendment No. 93 under the Securities Act of 1933 and Amendment No. 97 under the Investment Company Act of 1940 to its Registration Statement filed on March 18, 2019.

COMMENT 1: Prospectus Risk/Return Summary: Fees and Expenses

Please delete Footnote (1) since the expenses disclosed are not currently charged by the Funds. This disclosure may be provided in Item 12 of the Funds’ prospectuses.

RESPONSE: The Registrant confirms that the shareholder services/account administration fee (SSF/AAF) for the Fund’s Institutional Shares is “dormant” (the “Dormant Fee”). While the Dormant Fee has been approved by the Fund’s Board of Trustees (the “Board”), this Dormant Fee will not be incurred or charged unless and until it is approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the Dormant Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) the Dormant Fee has been approved by the Board, (2) provides the maximum allowable fee amount, as applicable and (3) discloses that the Dormant Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 2: Prospectus Risk/Return Summary: Fees and Expenses:

In Footnote (2), why are “estimated amounts” used for the new R6 Class “Other Expenses?” Normally, actual expenses are used.

RESPONSE: Expenses for new classes are estimated based upon existing service provider fee schedules and contracts, and actual fund-level expense accruals for the existing fund to which a new class is being added. Class-specific expenses are then added per the terms of the prospectus.

COMMENT 3: Prospectus Risk/Return Summary: Fees and Expenses Example:

Please add disclosure that states that the Example reflects the fee waivers and expense limits only for 1 year.

RESPONSE: The Registrant confirms that the Example does not include any fee waivers or expense limits.

With respect to the narrative preceding the Example, the Registrant will revise the disclosure so that it appears as follows (additional language is bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods.  The Example also assumes that your investment has 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.  Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

If you have any questions on the enclosed material, please contact me at (724) 720-8828.

Very truly yours,

/s/ Terri L. Kerr

Terri L. Kerr

Senior Paralegal